Filed Pursuant to Rule 424(b)(3)
Registration No. 333-207952
STEADFAST APARTMENT REIT III, INC.
SUPPLEMENT NO. 4 DATED JUNE 1, 2017
TO THE PROSPECTUS DATED APRIL 13, 2017

This document supplements, and should be read in conjunction with, our prospectus dated April 13, 2017, as supplemented by Supplement No. 1 dated April 13, 2017, Supplement No. 2 dated April 28, 2017, and Supplement No. 3 dated May 11, 2017, relating to our offering of up to $1,300,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 4 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 4 is to disclose:

•	the status of our public offering;
•	an amendment to our dealer manager agreement;
•	updates to fees paid to our dealer manager;
•	updates to our volume discounts; and
•	our recent acquisition of The Pointe at Vista Ridge Apartments, a residential property located in Lewisville, Texas.
Status of Our Public Offering

We commenced our initial public offering of up to $1,300,000,000 in shares of our common stock on February 5, 2016. We are offering $1,000,000,000 in shares of our common stock to the public in our primary offering, consisting of Class A common shares, Class R common shares and Class T common shares, and $300,000,000 in shares of our common stock pursuant to our distribution reinvestment plan, consisting of Class A common shares, Class R common shares and Class T common shares. As of May 26, 2017, we had received and accepted investors’ subscriptions for and issued 2,115,826 shares of our Class A common stock, 172,295 shares of our Class R common stock and 1,814,932 shares of our Class T common stock in our public offering, resulting in gross offering proceeds of approximately $99,027,546, including $1,057,934 in shares issued pursuant to our distribution reinvestment plan.

As of May 26, 2017, approximately 37,631,062 shares of our common stock remained available for sale to the public in our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of February 5, 2018, unless extended, or the date on which the maximum offering amount has been sold.
Amendment to Our Dealer Manager Agreement
We entered into Amendment No. 1 to the Amended and Restated Dealer Manager Agreement, or the amendment, effective June 1, 2017, with our dealer manager and operating partnership to revise the terms of the selling commissions and dealer manager fee for the Class A shares and the Class T shares and the distribution and shareholder servicing fee for the Class R shares and the Class T shares such that  (1) we will pay to our dealer manager selling commissions in the amount of up to 7.0% of the gross proceeds of the Class A shares sold in the primary offering and up to 3.0% of the gross proceeds of the Class T shares sold in the primary offering, (2) we will pay to our dealer manager a dealer manager fee in the amount of up to 3.0% of the gross proceeds from the sale of Class A shares in the primary offering and up to 2.5% of the gross proceeds from the sale of Class T shares in the primary offering and (3) we will pay our dealer manager a distribution and shareholder servicing fee in an amount of up to (a) 0.27%, annualized, of the purchase price per Class R share (or, once reported, the estimated value per Class R share) for sales of Class R shares in the primary offering by registered investment advisors that do not participate on an alternative investment platform, (b) 0.67%, annualized, of the purchase price per Class R share (or, once reported, the estimated value per Class R share) for sales of Class R shares in the primary offering by registered investment advisors that participate on an alternative investment platform, and (c) 1.125%, annualized, of the purchase price per Class T share (or, once reported, the estimated value per Class T share) for sales of Class T shares in the primary offering. To the extent that the selling commission or the dealer manager fee is reduced, such Class A shares and Class T shares, as applicable, will have a corresponding reduction in the applicable purchase price.  The amendment also eliminates the provision that provides for the specific reallowance of 88.89% of the Class T distribution and shareholder servicing fee to participating dealers in order to create greater flexibility with respect to how such fee is paid. In connection with the amendment, our dealer manager has made corresponding changes pursuant to an amendment to the participating dealer agreements.

1

Updates to Fees Paid to Our Dealer Manager

The following supersedes and replaces the corresponding rows in the table under “Prospectus Summary — Compensation to Our Advisor and Its Affiliates — Organizational and Offering Stage” beginning on page 20 of our prospectus and updates the disclosure throughout our prospectus to reflect the revised terms of the selling commissions and dealer manager fees for the Class A shares and the Class T shares sold in our primary offering.

Sales Commission-Dealer Manager
Up to 7.0% of gross offering proceeds from the sale of Class A shares in the primary offering and up to 3.0% of gross offering proceeds from the sale of Class T shares in the primary offering (all of which will be reallowed to participating broker-dealers), subject to reductions based on volume and for certain categories of purchasers. To the extent that the selling commission is less than 7.0% for any Class A shares sold and less than 3.0% for any Class T shares sold, such Class A shares and Class T shares will have a corresponding reduction in the applicable purchase price. You should consult with your financial advisor to determine whether reduced selling commissions are available. No sales commissions will be paid for sales of Class R shares or for sales pursuant to our distribution reinvestment plan. The total amount of all items of compensation from any source payable to our dealer manager and the participating broker-dealers will not exceed 10.0% of the gross proceeds from our primary offering on a per class basis.
$20,000,000/ $40,000,000

Dealer Manager Fee-Dealer Manager
Up to 3.0% of gross offering proceeds from the sale of Class A shares and up to 2.5% of gross offering proceeds from the sale of Class T shares (a portion of which may be reallowed to participating broker-dealers). To the extent that the dealer manager fee is less than 3.0% for any Class A shares sold and less than 2.5% for any Class T shares sold, such Class A shares and Class T shares will have a corresponding reduction in the applicable purchase price. You should consult with your financial advisor to determine whether reduced dealer manager fees are available. No dealer manager fee will be paid for sales of Class R shares or for sales pursuant to our distribution reinvestment plan.
$11,000,000/ $22,000,000

The following supersedes and replaces the corresponding row in the table under “Prospectus Summary — Compensation to Our Advisor and Its Affiliates — Operational Stage” beginning on page 22 of our prospectus and updates the disclosure throughout our prospectus to reflect the revised terms of our distribution and shareholder servicing fee payable with respect to Class R shares and Class T shares sold in our primary offering.

2

Distribution and Shareholder Servicing Fee—Dealer Manager
Up to (1) 0.27%, annualized, of the purchase price per Class R share (or, once reported, the amount of our estimated value per share) for each Class R share purchased in the primary offering from a registered investment advisor that does not participate on an alternative investment platform; (2) 0.67%, annualized, of the purchase price per Class R share (or, once reported, the amount of our estimated value per share) for each Class R share purchased in the primary offering from a registered investment advisor that participates on an alternative investment platform; and (3) 1.125%, annualized, of the purchase price per Class T share (or, once reported, the amount of our estimated value per share) for each Class T share purchased in the primary offering. You should consult with your financial advisor to determine whether reduced distribution and shareholder servicing fees are available.
Actual amounts are dependent upon the number of Class R shares and Class T shares purchased, and therefore, cannot be determined at the present time.

The distribution and shareholder servicing fee will accrue daily and be paid monthly in arrears. In the future, we may seek to amend our charter to allow us to authorize and pay different distributions to different holders of Class T and/or Class R shares. Prior to amending our charter to allow for distributions at different rates on the same class of shares, of the up to 0.67% distribution and shareholder servicing fee payable with respect to sales of Class R shares by registered investment advisors that participate on an alternative investment platform, up to 0.27% will be paid from the current distribution and shareholder servicing fee on Class R shares, which is payable out of amounts that otherwise would be distributed to holders of Class R shares, and up to 0.40% will be an additional expense of the company.

We will cease paying the distribution and shareholder servicing fee (and cease deducting this fee from amounts otherwise available for distribution to a Class R stockholder) with respect to a Class R share sold in our primary offering at the earlier of (i) the date at which the aggregate underwriting compensation from all sources equals 10.0% of the gross proceeds from the sale of shares in our primary offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan); (ii) the end of the month in which our transfer agent, on our behalf, determines that total underwriting compensation, including selling commissions, dealer manager fees, the distribution and shareholder servicing fee and other elements of underwriting compensation with respect to such Class R share, would be in excess of 10.0% of the total gross investment amount at the time of purchase of such Class R share in our primary offering; (iii) the date on which such Class R share is repurchased by us; and (iv) the listing of our shares of common stock on a national securities exchange, the sale of our company or the sale of all or substantially all of our assets.

3

We will cease paying the distribution and shareholder servicing fee (and cease deducting this fee from amounts otherwise available for distribution to a Class T stockholder) with respect to a Class T share sold in our primary offering at the earlier of (i) the date at which the aggregate underwriting compensation from all sources equals 10.0% of the gross proceeds from the sale of shares in our primary offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan); (ii) the sixth anniversary of the last day of the fiscal quarter in which our initial public offering (excluding our distribution reinvestment plan) terminates; (iii) the end of the month in which our transfer agent, on our behalf, determines that total underwriting compensation, including selling commissions, dealer manager fees, the distribution and shareholder servicing fee and other elements of underwriting compensation with respect to such Class T share, would be in excess of 10.0% of the total gross investment amount at the time of purchase of such Class T share in our primary offering; (iv) the end of the month in which our transfer agent, on our behalf, determines that the distribution and shareholder servicing fee with respect to such Class T share would be in excess of 4.5% (or a lower limit that is set forth in the participating dealer agreement agreed to by our dealer manager and the applicable participating broker dealer provided that our dealer manager advises our transfer agent in writing of such lower limit) of the total gross investment amount at the time of purchase of such Class T share in our primary offering; (v) the date on which such Class T share is repurchased by the Company; (vi) the date on which the holder of such Class T share or its agent notifies us or our agent that he or she is represented by a new participating broker-dealer; provided that we will continue paying the distribution and shareholder servicing fee, which shall be reallowed to the new participating broker-dealer, if the new participating broker-dealer enters into a participating dealer agreement or otherwise agrees to provide the ongoing services set forth in the dealer manager agreement; and (vii) the listing of our shares of common stock on a national securities exchange, the sale of our company or the sale of all or substantially all of our assets. We cannot predict if or when this will occur. The dealer manager will reallow all or a portion of the ongoing distribution and shareholder servicing fee to the participating dealer who provides the ongoing services with respect to the Class T share.

Updates to Our Volume Discounts

The following supersedes and replaces the table in “Plan of Distribution — Volume Discounts — Class A” on page 183 of our prospectus.

CLASS A
Dollar Volume of Shares Purchased	Sales Commission Per Share Price For Volume Discount Range	Purchase Price per Class A Share to Investors(1)
$2,000.00 - 499,999.99	7%	$25.00
$500,000.00 - 749,999.99	5%	$24.50
$750,000.00 - 999,999.99	4%	$24.25
$1,000,000.00 - 1,999,999.99	3%	$24.00
$2,000,000.00 and above	2%	$23.75

_______________

(1)
To the extent that the purchase price per Class A share is reduced due to reductions in selling commission or dealer manager fees, such Class A shares will have a corresponding reduction in the applicable volume discount purchase price.

The following supersedes and replaces the table in “Plan of Distribution - Volume Discounts - Class T” on page 184 of our prospectus.

CLASS T
Dollar Volume of Shares Purchased	Sales Commission Per Share Price For Volume Discount Range	Purchase Price per Class T Share to Investors(1)
$2,000.00 - 1,999,999.99	3%	$23.81
$2,000,000.00 and above	2%	$23.57

_______________

(1)
To the extent that the purchase price per Class T share is reduced due to reductions in selling commission or dealer manager fees, such Class T shares will have a corresponding reduction in the applicable volume discount purchase price.

Our Acquisition of The Pointe at Vista Ridge Apartments
On May 25, 2017, we acquired a fee simple interest in a 300-unit multifamily residential community located in Lewisville, Texas, known as Enclave at Vista Ridge Apartments that is to be rebranded The Pointe at Vista Ridge Apartments, or the Vista Ridge property, through STAR III Vista Ridge, LLC, or STAR III Vista Ridge, a wholly-owned subsidiary of our operating partnership.
Financing and Fees
STAR III Vista Ridge acquired the Vista Ridge property from a third-party seller for an aggregate purchase price of $44,000,000, exclusive of closing costs. STAR III Vista Ridge financed the purchase price for the Vista Ridge property with a combination of (1) proceeds from our ongoing public offering and (2) a loan in the aggregate principal amount of $29,106,000

4

from PNC Bank, National Association, which we refer to as the “lender,” pursuant to the requirements of the Fannie Mae delegated underwriting and servicing program, as evidenced by a Multifamily Note and Multifamily Loan and Security Agreement, which we refer to as the “Vista Ridge loan.” For additional information on the terms of the Vista Ridge loan, see “—Vista Ridge Loan” below.
An acquisition fee of approximately $943,400 was earned by our advisor in connection with the acquisition of the Vista Ridge property.
Description of the Property
The Vista Ridge property has 300 apartment homes and was constructed in 2003. The Vista Ridge property is comprised of 11 three-story apartment buildings and is situated on an approximately 15-acre site. The Vista Ridge property consists of one-, two- and three-bedroom apartment homes averaging 1,080 square feet per unit with an average monthly rent of $1,187. Apartment amenities at the Vista Ridge property include 9-foot ceilings, washer/dryer connections, crown molding, faux granite countertops, ceiling fans and private balconies or patios. Property amenities at the Vista Ridge property include a resort-style pool with an outdoor kitchen, a 24-hour fitness center, a playground, a clubhouse with resident lounge and theater, outdoor BBQ grills, a business center, a sand volleyball court, a walking trail, a game room with billiards table and game station, a pet park and washing area, a tanning bed, a car-washing station and covered carports. Occupancy at the Vista Ridge property was approximately 94.3% as of May 23, 2017. We believe the Vista Ridge property is adequately insured.
Vista Ridge Loan
In connection with the acquisition of the Vista Ridge property, STAR III Vista Ridge borrowed $29,106,000 from the lender pursuant to the Vista Ridge loan. The Vista Ridge loan has a 120-month term with a maturity date of June 1, 2027. STAR III Vista Ridge paid a loan origination fee of $160,000 to the lender in connection with the Vista Ridge loan.
Interest on the outstanding principal balance of the Vista Ridge loan accrues at an initial rate of 3.219%, and an initial monthly debt service payment of $78,077 is due and payable on July 1, 2017. Beginning July 1, 2017, and continuing until the maturity date, interest on the outstanding principal balance of the Vista Ridge loan will accrue at the one-month London Interbank Offered Rate (LIBOR) plus 2.195%, and is due and payable on the first day of each month, as further described in the Vista Ridge loan documents. Commencing on July 1, 2024, in addition to the monthly interest payment, a monthly payment of principal in the amount of $40,102 is due and payable on the first day of each month until the maturity date. The entire outstanding principal balance and any accrued interest on the Vista Ridge loan is due and payable in full on the maturity date.
STAR III Vista Ridge may voluntarily prepay all of the unpaid principal balance of the Vista Ridge loan and all accrued interest thereon and other sums due to the lender under the Vista Ridge loan documents following the first year of the Vista Ridge loan, provided that STAR III Vista Ridge provides the lender with prior notice of such prepayment and pays a prepayment fee, all in accordance with the terms of the Vista Ridge loan.
The performance of the obligations of STAR III Vista Ridge under the Vista Ridge loan is secured by a Multifamily Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing with respect to the Vista Ridge property. Additionally, pursuant to an Assignment of Management Agreement, STAR III Vista Ridge will assign all of its rights under the Property Management Agreement (described below) to the lender upon an event of default under any of the Vista Ridge loan documents.
STAR III Vista Ridge entered into an Environmental Indemnity Agreement, or the environmental indemnity, pursuant to which STAR III Vista Ridge agrees to indemnify, defend and hold harmless the lender and certain other parties identified in the environmental indemnity, from and against any actions, damages, claims or other liabilities that the lender or such other parties may suffer or incur as a result of, among other things, (1) the actual or alleged presence of certain hazardous substances on or under the Vista Ridge property or any other property from which hazardous materials derived or allegedly derived from the Vista Ridge property, (2) any actual or alleged violation of any environmental laws applicable to the Vista Ridge property, (3) any breach of any representation or warranty made in the environmental indemnity by STAR III Vista Ridge, (4) any failure by STAR III Vista Ridge to perform any of its obligations under the environmental indemnity, (5) any remedial work as defined in the environmental indemnity or (6) the existence or alleged existence of any prohibited activity or condition as defined in the environmental indemnity.
We have absolutely, unconditionally and irrevocably guaranteed to the lender full and prompt payment and performance when due of all amounts for which STAR III Vista Ridge is personally liable under the Vista Ridge loan documents, as described above, in addition to all costs and expenses incurred by the lender to enforce these rights.

5

Management of Property
On the closing date of the acquisition of the Vista Ridge property, STAR III Vista Ridge and Steadfast Management Company, Inc., or the property manager, an affiliate of our advisor, entered into a Property Management Agreement pursuant to which the property manager serves as the exclusive manager and leasing agent of the Vista Ridge property. STAR III Vista Ridge pays the property manager a monthly management fee in an amount equal to 2.75% of the Vista Ridge property’s gross collections for such month. In addition, the property manager may earn an incentive management fee equal to 1% of gross collections based on performance metrics as described in the Property Management Agreement. The Property Management Agreement has an initial term of one year and will continue thereafter on a month-to-month basis unless either party gives 60-days prior written notice of its desire to terminate the Property Management Agreement. STAR III Vista Ridge may terminate the Property Management Agreement at any time upon 30-days prior written notice to the property manager in the event of the gross negligence, willful misconduct or bad acts of the property manager or any of the property manager’s employees. Either party may terminate the Property Management Agreement due to a material breach of the other party’s obligations under the Property Management Agreement that remains uncured for 30 days after notification of such breach. In the event of a termination of the Property Management Agreement by STAR III Vista Ridge without cause, STAR III Vista Ridge will pay a termination fee to the property manager equal to three months of the monthly management fee based on the average gross collections for the three months preceding the date of termination.
STAR III Vista Ridge also entered into a Construction Management Services Agreement with Pacific Coast Land & Construction, Inc., or PCL, an affiliate of our advisor. Pursuant to the Construction Management Services Agreement, PCL will provide construction management services with respect to capital improvements and renovations from time to time at the Vista Ridge property for a construction management fee in an amount equal to 6% of the total cost of the improvements and renovations. In addition to the construction management fee, if PCL provides additional staffing for an improvement or renovations, STAR III Vista Ridge will reimburse PCL for all costs associated with such staffing. The Construction Management Services Agreement may be terminated by either party with 30-days prior written notice to the other party.

6